Exhibit (a)(5)(C)

October 26, 2017

Dear Valued Supplier,

Effective today, Inventure Foods, Inc. and Utz Quality Foods, LLC (“Utz”), entered into an agreement in which Utz will acquire all of Inventure’s outstanding shares.

Utz is the largest privately-held snack food manufacturer in the country, with a nearly 100-year history of successfully manufacturing, marketing and distributing quality snack food brands across the United States. To complement its strong organic growth, the company has acquired and integrated such well-known brands as “Dirty” and Zapp’s Potato Chips, Good Health, and most recently Golden Flake in the Southeast over the past several years.

As the transaction is subject to the receipt of certain regulatory approvals and other customary closing conditions, Inventure Foods will continue to operate all aspects of our business including, sales, marketing, operations, finance, accounting and human resources functions as “business as usual” until such time as the acquisition is formally closed

As a valued supplier of Inventure Foods, we would like to thank you for your support and your continued faith in our products and our brands and we look forward to working with you going forward.

As always, if you have any questions, please feel free to contact me.

Sincerely,

Terry McDaniel

President & CEO

Inventure Foods, Inc.